Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE MONTHS ENDING MARCH 31, 2020

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	March 31,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents (Note 20)	$147,827	$120,564
Short-term investments (Note 5)	91,346	117,776
Trade and other receivables	135,713	168,753
Income taxes receivable	18,616	17,209
Inventories (Note 6)	325,779	346,507
Derivative financial instruments (Note 4a)	—	1,272
Prepaid expenses and other current assets	18,894	16,838
	738,175	788,919
Non-current assets
Mineral properties, plant and equipment (Note 7)	2,468,689	2,504,901
Inventories (Note 6)	24,705	24,209
Long-term refundable tax	18,692	17,900
Deferred tax assets	30,203	36,447
Investment in associates (Note 9)	81,104	84,319
Goodwill and other assets (Note 10)	4,476	4,987
Total Assets	$3,366,044	$3,461,682

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$208,704	$225,330
Derivative financial instruments (Note 4a)	7,010	—
Current portion of provisions (Note 12)	5,950	7,372
Current portion of lease obligations (Note 13)	15,142	14,198
Income tax payable	13,400	24,770
	250,206	271,670
Non-current liabilities
Long-term portion of provisions (Note 12)	190,442	188,012
Deferred tax liabilities	203,978	176,808
Long-term portion of lease obligations (Note 13)	24,088	27,010
Debt (Note 14)	260,000	275,000
Deferred revenue (Note 9)	12,489	12,542
Other long-term liabilities (Note 15)	26,610	27,754
Share purchase warrants (Note 9)	15,136	15,040
Total Liabilities	982,949	993,836

Equity
Capital and reserves (Note 16)
Issued capital	3,126,898	3,123,514
Reserves	93,874	94,274
Deficit	(841,996)	(754,689)
Total Equity attributable to equity holders of the Company	2,378,776	2,463,099
Non-controlling interests	4,319	4,747
Total Equity	2,383,095	2,467,846
Total Liabilities and Equity	$3,366,044	$3,461,682
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON MAY 6, 2020

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Income Statement (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2020	2019(1)(2)
Revenue (Note 21)	$358,428	$253,699
Cost of sales (Note 21)
Production costs (Note 17)	(224,317)	(181,930)
Depreciation and amortization	(78,149)	(49,334)
Royalties	(5,904)	(6,665)
	(308,370)	(237,929)
Mine operating earnings (Note 21)	50,058	15,770

General and administrative	(6,588)	(5,935)
Exploration and project development	(2,427)	(1,850)
Mine care and maintenance	(16,024)	(3,447)
Foreign exchange losses	(1,843)	(2,960)
(Losses) gains on commodity and foreign currency contracts (Note 4d)	(8,823)	341
Gains on sale of mineral properties, plant and equipment	35	44
Share of (loss) income from associate and dilution gain (Note 9)	(2,929)	611
Transaction and integration costs	—	(1,403)
Other (expense) income	(1,303)	107
Earnings from operations	10,156	1,278

Gain on derivatives (Note 4d)	—	1,771
Investment (loss) income	(28,280)	12,285
Interest and finance expense (Note 18)	(6,391)	(4,724)
(Loss) earnings before income taxes	(24,515)	10,610
Income tax expense (Note 22)	(52,720)	(7,290)
Net (loss) earnings for the period	$(77,235)	$3,320

Attributable to:
Equity holders of the Company	$(76,807)	$2,783
Non-controlling interests	(428)	537
	$(77,235)	$3,320

(Loss) earnings per share attributable to common shareholders (Note 19)
Basic (loss) earnings per share	$(0.37)	$0.02
Diluted (loss) earnings per share	$(0.37)	$0.02
Weighted average shares outstanding (in 000’s) Basic	209,779	176,467
Weighted average shares outstanding (in 000’s) Diluted	209,980	176,594
See accompanying notes to the condensed interim consolidated financial statements.
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Comprehensive Income (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2020	2019(1)
Net (loss) earnings for the period	$(77,235)	$3,320
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on short-term investments	—	1
Reclassification adjustment for realized gains on short-term investments to earnings	—	(208)
Total comprehensive (loss) earnings for the period (Note 4c)	$(77,235)	$3,113

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(77,663)	$3,650
Non-controlling interests	(428)	537
	$(77,235)	$3,113
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	4

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2020	2019(1)
Cash flow from operating activities
Net (loss) earnings for the period	$(77,235)	$3,320

Current income tax expense (Note 22)	19,323	14,295
Deferred income tax expense (recovery) (Note 22)	33,397	(7,005)
Interest expense (Note 18)	3,545	2,047
Depreciation and amortization	78,149	49,334
Accretion on closure and decommissioning provision (Note 12)	2,066	2,042
Unrealized losses on foreign exchange	3,527	2,495
Gain on sale of mineral properties, plant and equipment	(35)	(40)
Other operating activities (Note 20)	53,299	(5,071)
Changes in non-cash operating working capital (Note 20)	38,151	(37,936)
Operating cash flows before interest and income taxes	$154,187	$23,481

Interest paid	(3,724)	(3,151)
Interest received	87	584
Income taxes paid	(36,499)	(33,825)
Net cash generated from (used in) operating activities	$114,051	$(12,911)

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(55,750)	$(40,878)
Tahoe Resources Inc. ("Tahoe") acquisition ("Tahoe Acquisition")	—	(247,479)
Net (purchase of) proceeds from short-term investments	(2,394)	54,106
Proceeds from sale of mineral properties, plant and equipment	205	47
Net (payments) proceeds from commodity, diesel fuel swaps, and foreign currency contracts	(541)	436
Net cash used in investing activities	$(58,480)	$(233,768)

Cash flow from financing activities
Proceeds from issue of equity shares	$2,931	$—
Dividends paid	(10,500)	(7,330)
Proceeds from credit facility (Note 14)	—	335,000
Repayment of credit facility (Note 14)	(15,000)	(125,000)
Payment of equipment leases	(4,064)	(3,990)
Net cash (used in) generated from financing activities	$(26,633)	$198,680
Effects of exchange rate changes on cash and cash equivalents	(1,675)	37
Net increase (decrease) in cash and cash equivalents	27,263	(47,962)
Cash and cash equivalents at the beginning of the period	120,564	138,510
Cash and cash equivalents at the end of the period	$147,827	$90,548
Supplemental cash flow information (Note 20).
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	5

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the year	—	—	—	—	110,738	110,738	506	111,244
Other comprehensive loss	—	—	—	(208)	—	(208)	—	(208)
	—	—	—	(208)	110,738	110,530	506	111,036
Shares issued on the exercise of stock options	244,299	3,697	(916)	—	—	2,781	—	2,781
Shares issued as compensation	152,391	2,693	—	—	—	2,693	—	2,693
Share-based compensation on option grants	—	—	577	—	—	577	—	577
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(28)	(28)	(896)	(924)
Dividends paid	—	—	—	—	(29,332)	(29,332)	—	(29,332)
Balance, December 31, 2019	209,835,558	$3,123,514	$94,274	$—	$(754,689)	$2,463,099	$4,747	$2,467,846
Total comprehensive loss
Net loss for the period	—	—	—	—	(76,807)	(76,807)	(428)	(77,235)
Other comprehensive loss	—	—	—	—	—	—	—	—
	—	—	—	—	(76,807)	(76,807)	(428)	(77,235)
Shares issued on the exercise of stock options	166,559	3,384	(453)	—	—	2,931	—	2,931
Shares issued as compensation	—	—	—	—	—	—	—	—
Share-based compensation on option grants	—	—	53	—	—	53	—	53
Dividends paid	—	—	—	—	(10,500)	(10,500)	—	(10,500)
Balance, March 31, 2020	210,002,117	$3,126,898	$93,874	$—	$(841,996)	$2,378,776	$4,319	$2,383,095
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	6

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Reserves(1)	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2018	153,448,356	$2,321,498	$22,573	$208	$(836,067)	$1,508,212	$5,137	$1,513,349
Total comprehensive earnings
Net earnings for the period(1)	—	—	—	—	2,783	2,783	537	3,320
Other comprehensive loss	—	—	—	(207)	—	(207)	—	(207)
	—	—	—	(207)	2,783	2,576	537	3,113
Share-based compensation on option grants	—	—	143	—	—	143	—	143
Tahoe Acquisition consideration	55,990,512	795,626	72,040	—	—	867,666	—	867,666
Dividends paid	—	—	—	—	(7,330)	(7,330)	—	(7,330)
Balance, March 31, 2019	209,438,868	$3,117,124	$94,756	$1	$(840,614)	$2,371,267	$5,674	$2,376,941
See accompanying notes to the condensed interim consolidated financial statements.
(1)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold, zinc, lead and copper as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s major products are produced from mines in Canada, Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Canada, Peru, Mexico and Argentina, and exploration activities throughout South America, Canada and Mexico. As at March 31, 2020, the Company's Escobal mine in Guatemala continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala.
Principal subsidiaries:
The principal subsidiaries of the Company and their geographic locations at March 31, 2020 were as follows:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Lake Shore Gold Corp.	Canada	100%	Consolidated	Bell Creek and Timmins mines
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Shahuindo S.A.C.	Peru	100%	Consolidated	Shahuindo mine
La Arena S.A.	Peru	100%	Consolidated	La Arena mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera San Rafael S.A.	Guatemala	100%	Consolidated	Escobal mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & Cap-Oeste Sur Este ("COSE") project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad project
2. BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2019.
The Company’s interim results are not necessarily indicative of its results for a full year.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND JUDGEMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.
b)Changes in accounting policies not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
c)Significant Judgements in Applying Accounting Policies
In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus ("COVID-19"). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic adversely impacted global commercial activity. The full extent of the impact of COVID-19 on operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact.
IFRS requires management to make estimates and assumptions that affect reported amounts and disclosures. These estimates and assumptions take into account historical and forward looking factors that the Company believes are reasonable, including but not limited to the potential impacts arising from COVID-19 and public and private sector policies and initiatives aimed at reducing its transmission. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2019.

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

March 31, 2020	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$147,827	$—	$—	$147,827
Trade receivables from provisional concentrates sales(1)	—	23,302	—	23,302
Receivable not arising from sale of metal concentrates(1)	107,081	—	—	107,081
Short-term investments, equity securities	—	91,346	—	91,346
Short-term investments, other than equity securities	—	—	—	—
Derivative financial assets	—	—	—	—
	$254,908	$114,648	$—	$369,556
Financial Liabilities:
Derivative financial liabilities	$—	$7,010	$—	$7,010
	$—	$7,010	$—	$7,010
(1)Included in Trade and other receivables.

December 31, 2019	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$120,564	$—	$—	$120,564
Trade receivables from provisional concentrates sales(1)	—	48,767	—	48,767
Receivable not arising from sale of metal concentrates(1)	116,596	—	—	116,596
Short-term investments, equity securities	—	117,776	—	117,776
Short-term investments, other than equity securities	—	—	—	—
Derivative financial assets	—	1,272	—	1,272
	$237,160	$167,815	$—	$404,975
(1)Included in Trade and other receivables.
b)Short-term investments in equity securities recorded at fair value through profit or loss ("FVTPL")
The Company’s short-term investments in equity securities are recorded at FVTPL. The (losses) gains from short-term investments in equity securities for the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,
	2020	2019
Unrealized (losses) gains on short-term investments, equity securities	$(28,824)	$11,320
	$(28,824)	$11,320
c)Financial assets recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized gains (losses) from short-term investments other than equity securities for the three months ended March 31, 2020 and 2019 were as follows:

	Three months ended March 31,
	2020	2019
Unrealized net gains on short-term investments, other than equity securities	$—	$1
Reclassification adjustment for realized gains on short-term investments, other than equity securities	—	(208)
	$—	$(207)

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

d)Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The (losses) gains on commodity contracts and gain on derivatives for the three months ended March 31, 2020 and 2019 were comprised of the following:

	Three months ended March 31,
	2020	2019
(Losses) gains on foreign currency and commodity contracts:
Realized (losses) gains on foreign currency and commodity contracts	$(541)	$435
Unrealized losses on foreign currency and commodity contracts	(8,282)	(94)
	$(8,823)	$341
Gain on derivatives:
Gain on warrants	$—	$1,771
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At March 31, 2020		At December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$91,346	$—	$117,776	$—
Trade receivables from provisional concentrate sales	—	23,302	—	48,767
Derivative financial assets	—	—	—	1,272
Derivative financial liabilities	—	(7,010)	—	—
	$91,346	$16,292	$117,776	$50,039
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2019.
ii) Valuation Techniques
Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants is calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Warrants are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2020, the Company had receivable balances associated with buyers of its concentrates of $23.3 million (December 31, 2019 - $48.8 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Doré production from La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, Bell Creek and Timmins is refined under long term agreements with fixed refining terms at four separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2020, the Company had approximately $29.0 million (December 31, 2019 - $58.2 million) of value contained in precious metal inventory at refineries. At March 31, 2020, the Company had approximately $16.3 million (December 31, 2019 - $nil) of value contained in precious metal inventory at major commercial banks.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and while at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three months ended March 31, 2020.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At March 31, 2020, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian peso ("SOL") and Canadian dollar ("CAD") purchases. The Company recorded losses of $5.4 million, $1.2 million and $2.2 million on MXN, SOL and CAD derivative contracts, respectively, for the three months ended March 31, 2020 (2019 - gains of $0.5 million on MXN derivative contracts).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three months ended March 31, 2020 on its cash and short-term investments 0.82% (2019 - 1.47%).

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At March 31, 2020, the Company had $260.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 3.7%. At December 31, 2019, the Company had $275.0 million in amounts drawn on its secured revolving credit facility (the "Credit Facility") at an average interest rate of 4.3% for the year ended December 31, 2019.
At March 31, 2020, the Company had $39.2 million in lease obligations (December 31, 2019 - $41.2 million), that are subject to an annualized interest rate of 9.4% (2019 - 9.7%).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At March 31, 2020, the Company had no outstanding contracts to sell base metal production.
5. SHORT-TERM INVESTMENTS

	March 31, 2020			December 31, 2019
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$91,346	$38,191	$53,155	$117,776	$36,826	$80,950

6. INVENTORIES

Inventories consist of:

	March 31, 2020	December 31, 2019
Concentrate inventory	$15,793	$17,433
Stockpile ore (1)	23,756	27,708
Heap leach inventory and in process (2)	155,408	169,751
Doré and finished inventory (3)	67,965	67,820
Materials and supplies	87,562	88,004
Total inventories	$350,484	$370,716
Less: current portion of inventories	$(325,779)	$(346,507)
Non-current portion of inventories(4)	$24,705	$24,209
(1)Includes an impairment charge of $5.7 million to reduce the cost basis of inventory to net realizable value ("NRV") at Manantial Espejo, Dolores, and Morococha mines at March 31, 2020 (December 31, 2019 – $5.0 million at Manantial Espejo and Dolores mines).
(2)Includes an impairment charge of $44.7 million to reduce the cost basis of inventory to NRV at Manantial Espejo, Dolores, and Morococha mines at March 31, 2020 (December 31, 2019 - $39.3 million at Manantial Espejo and Dolores mines).
(3)Includes an impairment charge of $8.6 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at March 31, 2020. (December 31, 2019 - $2.9 million at Manantial Espejo and Dolores mines).
(4)Inventories at Escobal mine, which include $17.4 million (December 31, 2019 - $16.9 million) in supplies with the remainder attributable to metals, have been classified as non-current pending the restart of operations.

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	March 31, 2020			December 31, 2019
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron, Peru	$216,260	$(129,747)	$86,513	$215,109	$(126,301)	$88,808
Morococha, Peru	259,939	(168,631)	91,308	258,862	(164,501)	94,361
Shahuindo, Peru	501,584	(50,465)	451,119	498,960	(39,668)	459,292
La Arena, Peru	121,665	(27,362)	94,303	112,014	(22,853)	89,161
Alamo Dorado, Mexico	71,724	(71,724)	—	71,724	(71,724)	—
La Colorada, Mexico	309,276	(148,854)	160,422	305,357	(143,232)	162,125
Dolores, Mexico	1,621,456	(1,124,973)	496,483	1,608,334	(1,091,862)	516,472
Manantial Espejo, Argentina	371,677	(371,677)	—	371,677	(367,901)	3,776
San Vicente, Bolivia	143,666	(97,608)	46,058	143,251	(95,360)	47,891
Timmins, Canada	296,281	(54,908)	241,373	292,986	(42,672)	250,314
Other	28,112	(17,692)	10,420	27,711	(17,485)	10,226
Total	$3,941,640	$(2,263,641)	$1,677,999	$3,905,985	$(2,183,559)	$1,722,426

Land and Non-Producing Properties:
Land	$5,528	$(1,254)	$4,274	$5,528	$(1,267)	$4,261
Navidad, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	$190,476
Escobal, Guatemala	248,934	(399)	248,535	249,353	—	$249,353
Timmins, Canada	87,747	—	87,747	87,747	—	$87,747
Shahuindo, Peru	15,586	—	15,586	15,586	—	$15,586
La Arena, Peru	117,000	—	117,000	117,000	—	$117,000
Minefinders, Mexico	83,079	(36,975)	46,104	83,079	(36,975)	$46,104
La Colorada, Mexico	19,265	—	19,265	15,544	—	$15,544
Morococha, Peru	7,213	—	7,213	7,213	—	$7,213
Projects, Argentina (1)	98,876	(64,964)	33,912	95,851	(66,859)	$28,992
Other	32,299	(11,721)	20,578	31,866	(11,667)	$20,199
Total non-producing properties	$1,282,104	$(491,414)	$790,690	$1,275,344	$(492,869)	$782,475
Total mineral properties, plant and equipment	$5,223,744	$(2,755,055)	$2,468,689	$5,181,329	$(2,676,428)	$2,504,901
(1)Comprised of the Joaquin and COSE projects.
8. IMPAIRMENT OF NON-CURRENT ASSETS

Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of March 31, 2020, no such indicators were noted, and no impairment charges or impairment charge reversals were required.
As part of the assessment for indicators of impairment or reversal, the Company considered various external and internal factors, such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable reserves), commodity prices, capital expenditures and operating costs. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling. In future periods, the effects of the pandemic may have material impacts on our

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

anticipated operating results and the recoverable amount of our CGUs. The Company will continue to monitor events in the second quarter and the assumptions used for such assessment for indicators of impairment or reversal.
9. INVESTMENT IN ASSOCIATES

The following table shows a continuity of the Company's investment in Maverix Metals Inc. ("Maverix"):

2020
Balance of investment, December 31, 2019	$84,319
Dilution losses (1)	(173)
Dividends	(271)
Loss from associate	(2,771)
Balance of investment, March 31, 2020	$81,104
(1)Includes adjustment for change in ownership interest.
Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $15.1 million as at March 31, 2020 (December 31, 2019 - $15.0 million). The Company's share of Maverix income or loss was recorded, based on its 26% interest for the three months ended March 31, 2020 (26% for the year ended December 31, 2019), representing the Company’s fully diluted ownership.
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at March 31, 2020, the deferred revenue liability was $12.5 million (December 31, 2019 - $12.5 million).
Income Statement Impacts:
The Company recognized $0.2 million in dilution losses during three months ended March 31, 2020 (2019 - $nil). Dilution gains and losses are recorded in share of income from associate and dilution gain.
For the three months ended March 31, 2020, the Company also recognized its share of loss from associate of $2.8 million (2019 - income of $0.6 million), which represents the Company's proportionate share of Maverix's loss during the period.
10. GOODWILL AND OTHER ASSETS

Other assets consist of:

	March 31, 2020	December 31, 2019
Goodwill	$3,057	$3,057
Other assets	1,419	1,930
	$4,476	$4,987

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	March 31, 2020	December 31, 2019
Trade accounts payable(1)	$62,627	$66,924
Royalties payable	15,506	16,108
Other accounts payable and trade related accruals	59,365	59,295
Payroll and related benefits	40,824	47,221
Severance accruals	1,012	994
Refundable tax payable	8,002	9,844
Other taxes payable	21,368	24,944
	$208,704	$225,330
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.
12. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2019	$188,455	$6,929	$195,384
Revisions in estimates and obligations incurred	(286)	—	(286)
Charged (credited) to earnings:
-new provisions	—	882	882
-change in estimate	—	(532)	(532)
-exchange gains on provisions	—	(358)	(358)
Charged in the year	—	(36)	(36)
Reclamation expenditures	(728)	—	(728)
Accretion expense (Note 18)	2,066	—	2,066
March 31, 2020	$189,507	$6,885	$196,392

Maturity analysis of total provisions:	March 31, 2020	December 31, 2019
Current	$5,950	$7,372
Non-Current	190,442	188,012
	$196,392	$195,384

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

13. LEASES

a.ROU Assets
The following table summarizes changes in ROU Assets for the three months ended March 31, 2020 which have been recorded in mineral properties, plant and equipment on the Condensed Interim Consolidated Statements of Financial Position:

	March 31, 2020		December 31, 2019
Cost		Cost
Balance, January 1, 2020	$60,779	Balance, January 1, 2019	$34,983
Additions	2,370	Additions (1)	42,415
Transfer out	(4,311)	Transfer out	(16,619)
Balance, March 31, 2020	58,838	Balance, December 31, 2019	60,779

Accumulated Depreciation		Accumulated Depreciation
Balance at January 1, 2020	(17,418)	Balance at January 1, 2019	(4,780)
Amortization	(3,978)	Amortization (2)	(20,103)
Transfer out	2,766	Transfer out	7,465
Balance, March 31, 2020	(18,630)	Balance, December 31, 2019	(17,418)
Carrying Amounts		Carrying Amounts
At January 1, 2020	43,361	At January 1, 2019	30,203
At March 31, 2020	$40,208	At December 31, 2019	$43,361
(1)Includes 8.5 million in assets acquired from Tahoe Acquisition.
(2)Includes an impairment charge of 2.4 million related to the Manantial Espejo mineral property, and the COSE and Joaquin projects.
b.Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at March 31, 2020 and December 31, 2019 to their present value for the Company's lease obligations:

	March 31, 2020	December 31, 2019
Within one year	$15,371	$16,221
Between one and five years	21,839	23,099
Beyond five years	21,069	21,675
Total undiscounted lease obligations	58,279	60,995
Less future interest charges	(19,049)	(19,787)
Total discounted lease obligations	39,230	41,208
Less: current portion of lease obligations	(15,142)	(14,198)
Non-current portion of lease obligations	$24,088	$27,010
When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019.  The weighted average rate applied is 9.4% (December 31, 2019 - 9.7%).
14. DEBT

	March 31, 2020	December 31, 2019
Credit Facility	$260,000	$275,000
The Company's four-year, $300.0 million secured revolving credit facility, which was due to mature on April 15, 2020, was increased to $400.0 million on February 1, 2019, and increased to $500.0 million on February 22, 2019,

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

with maturity on February 1, 2023, and resulted in additional upfront costs of $2.0 million. These amendments were made as part of the Tahoe Acquisition.
The upfront costs have been recorded as an asset under the classification "Prepaid expenses and other current assets" and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
The financial covenants required the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. As part of the amendment, after March 31, 2019, the financial covenants require the Company to maintain a minimum tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than 70% of its tangible net worth as of March 31, 2019 plus 50% of positive net income from and including the fiscal quarter ended June 30, 2019. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of March 31, 2020, the Company was in compliance with all covenants required by the Credit Facility.
At Pan American's option, amounts can be drawn under the revolving facility and will incur interest based on the Company's leverage ratio at either (i) LIBOR plus 1.875% to 2.750% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.875% to 1.750%. Undrawn amounts under the revolving facility are subject to a stand-by fee of 0.4219% to 0.6188% per annum, dependent on the Company's leverage ratio. During the three months ended March 31, 2020, the Company repaid $15 million of the Credit Facility (2019 - The Company drew down $335 million, under the Credit Facility, under LIBOR-based interest rates, to fund, in part, the cash purchase price under the Tahoe arrangement and to repay, in full, and cancel Tahoe's second amended and restated revolving facility, under which $125 million had been drawn).
During the three months ended March 31, 2020, the average interest rate incurred by the Company on the Credit Facility was 3.7% (2019 - 4.3%). During the three months ended March 31, 2020, the Company incurred $0.3 million (2019 - $0.3 million) in standby charges on undrawn amounts and $2.5 million (2019 - $1.5 million) in interest on drawn amounts under this Facility.
15. OTHER LONG TERM LIABILITIES

Other long term liabilities consist of:

	March 31, 2020	December 31, 2019
Deferred credit(1)	$20,788	$20,788
Other income tax payable	109	118
Severance accruals	5,713	6,848
	$26,610	$27,754
(1)As part of the 2009 Aquiline transaction, the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The Company continues to classify the fair value calculated at the acquisition as a deferred credit of this alternative.

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

16. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three months ended March 31, 2020, the total share-based compensation expense relating to stock options and Compensation Shares was $1.0 million (2019 - $0.8 million) and is presented as a component of general and administrative expense.
i.Stock options
During the three months ended March 31, 2020, the Company granted nil, stock options (2019 – nil).
During the three months ended March 31, 2020, the Company issued 166,559 common shares in connection with the exercise of options (2019 – nil common shares).
ii.Replacement options
Following completion of the Tahoe Acquisition, the Company issued 835,874 replacement options to eligible Tahoe option holders. These replacement options were fully vested with 12 months of remaining contractual life upon issuance and had various exercise prices between CAD $20.52 and CAD $97.26.
The following table summarizes changes in stock options for the three months ended March 31, 2020 and year ended December 31:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2018	698,387	$15.00
Granted	22,788	26.54
Granted pursuant to the Tahoe Acquisition	835,874	48.47
Exercised	(244,299)	15.10
Expired	(141,604)	58.45
Forfeited	(27,798)	34.00
As at December 31, 2019	1,143,348	$33.84
Exercised	(166,559)	23.21
Expired	(471,368)	53.18
Forfeited	(20,543)	43.50
As at March 31, 2020	484,878	$18.27
The following table summarizes information about the Company's stock options outstanding at March 31, 2020:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at	Weighted Average Exercise Price CAD$
$9.76 - $23.61	429,978	46.40	$15.37	355,400	$14.92
$23.62 - $35.21	25,111	73.44	$27.13	2,323	$32.92
$35.22 - $46.53	16,576	22.63	$42.69	16,576	$42.69
$46.54 - $65.71	13,213	4.35	$65.36	13,213	$65.36
	484,878	45.84	$18.27	387,512	$17.93

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

b.PSUs
Compensation recovery for PSUs was $0.4 million for the three months ended March 31, 2020 (2019 - $0.2 million expense) and is presented as a component of general and administrative expense.
At March 31, 2020, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2018	210,409	$3,091
Granted	75,311	1,784
Paid out	(38,119)	(903)
Change in value	—	1,924
As at December 31, 2019	247,601	$5,896
Change in value	—	(2,317)
As at March 31, 2020	247,601	$3,579
c.RSUs
Compensation recovery for RSUs was $0.1 million for the three months ended March 31, 2020 (2019 – $0.4 million expense) and is presented as a component of general and administrative expense.
At March 31, 2020, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2018	328,823	$3,624
Granted	146,594	3,891
Paid out	(157,584)	(3,140)
Forfeited	(18,617)	(441)
Change in value	—	3,173
As at December 31, 2019	299,216	$7,107
Forfeited	(2,287)	(33)
Change in value	—	(2,801)
As at March 31, 2020	296,929	$4,273
d.Issued share capital
The Company is authorized to issue 400,000,000 common shares without par value.
e.Dividends
The Company declared the following dividends for the three months ended March 31, 2020 and 2019:

Declaration Date	Record Date	Dividend per common share

May 6, 2020 (1)	May 19, 2020	$0.050
February 19, 2020	March 2, 2020	$0.050
November 6, 2019	November 18, 2019	$0.035
August 7, 2019	August 19, 2019	$0.035
May 8, 2019	May 21, 2019	$0.035
February 20, 2019	March 4, 2019	$0.035
(1)These dividends were declared subsequent to the quarter ended March 31, 2020 and have not been recognized as distributions to owners during the period presented.

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

f.CVRs
On February 22, 2019, the Company issued 313,887,490 CVRs as part of the Tahoe Acquisition, which were convertible into 15,600,208 common shares following the First Shipment upon the restart of operations at the Escobal mine. As of March 31, 2020, there were $313,883,990 CVRs outstanding which were convertible into $15,600,034 common shares (December 31, 2019 - $313,887,490 CVRs convertible into $15,600,208 common shares).
17. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended March 31,
	2020	2019(3)
Consumption of raw materials and consumables	$85,707	$60,874
Employee compensation and benefits expense	74,865	54,266
Contractors and outside services	28,786	27,555
Utilities	11,739	8,609
Other expenses	5,175	3,064
Changes in inventories (1)(2)	18,045	27,562
	$224,317	$181,930
(1)Includes NRV adjustments to inventory to increase production costs by $11.7 million for the three months ended March 31, 2020 (2019 - $8.1 million).
(2)Includes fair value increases recognized on the Tahoe Acquisition of select Tahoe inventories of $1.3 million for the three months ended March 31, 2020. (2019 - $14.5 million).
(3)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
18. INTEREST AND FINANCE EXPENSE

	Three months ended March 31,
	2020	2019
Interest expense	$3,545	$2,047
Finance fees	780	635
Accretion expense (Note 12)	2,066	2,042
	$6,391	$4,724
19. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended March 31,		2020		2019(2)
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$(76,807)			$2,783
Basic earnings per share	$(76,807)	209,779	$(0.37)	$2,783	176,467	$0.02
Effect of Dilutive Securities:
Stock Options	—	201		—	127
Diluted earnings per share	$(76,807)	209,980	$(0.37)	$2,783	176,594	$0.02
(1)Net earnings attributable to equity holders of the Company.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2020 were 32,112 out-of-the-money options and CVRs potentially convertible into $15,600,034

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

common shares (2019 – 1,175,629 out-of-the-money options and CVRs potentially convertible into $15,600,208 common shares).
20. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended March 31,
Other operating activities	2020	2019
Adjustments for non-cash income statement items:
Share-based compensation expense	$1,003	$837
Losses (gains) on securities held	28,824	(11,320)
Losses (gains) on commodity and foreign currency contracts (Note 4d)	8,823	(341)
Gain on derivatives (Note 4d)	—	(1,771)
Share of loss (income) from associate and dilution gain (Note 9)	2,929	(611)
Net realizable value adjustment for inventories	11,720	8,135
	$53,299	$(5,071)

	Three months ended March 31,
Changes in non-cash operating working capital items:	2020	2019
Trade and other receivables	$39,608	$(9,963)
Inventories	8,990	10,830
Prepaid expenses	(2,055)	946
Accounts payable and accrued liabilities	(7,562)	(38,889)
Provisions	(830)	(860)
	$38,151	$(37,936)

Cash and Cash Equivalents	March 31, 2020	December 31, 2019
Cash in banks	$147,827	$120,564

21. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

For the three months ended March 31, 2020
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$61,396	$52,659	$25,971	$(17,234)	$15,124
	La Colorada	34,824	21,432	5,917	7,475	8,395
Peru	Huaron	17,822	15,219	3,035	(432)	1,413
	Morococha	14,576	15,241	3,481	(4,146)	2,624
Bolivia	San Vicente	13,320	11,280	2,432	(392)	1,925
Argentina	Manantial Espejo	21,425	19,257	1,796	372	4,261
Guatemala	Escobal	—	—	—	—	11
Total Silver Segment		163,363	135,088	42,632	(14,357)	33,753
Gold Segment:
Peru	Shahuindo	83,587	34,246	13,850	35,491	7,932
	La Arena	41,350	19,732	7,465	14,153	12,698
Canada	Timmins	70,128	41,155	13,808	15,165	4,507
Total Gold Segment		195,065	95,133	35,123	64,809	25,137
Other segment:
Canada	Pas Corp	—	—	128	(128)	248
Argentina	Navidad	—	—	—	—	8
Other	Other	—	—	266	(266)	668
Total		$358,428	$230,221	$78,149	$50,058	$59,814
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.

For the three months ended March 31, 2019
Segment/Country	Mine	Revenue	Production costs and royalties	Depreciation	Mine operating earnings	Capital expenditures(1)
Silver Segment:
Mexico	Dolores	$58,624	$55,679	$26,565	$(23,620)	$12,561
	La Colorada	48,397	19,570	6,231	22,596	3,826
Peru	Huaron	29,804	18,829	3,269	7,706	3,218
	Morococha	31,179	18,545	3,863	8,771	2,049
Bolivia	San Vicente	21,738	15,343	2,091	4,304	990
Argentina	Manantial Espejo	9,636	13,144	954	(4,462)	6,574
Guatemala	Escobal					644
Total Silver Segment		199,378	141,110	42,973	15,295	29,862
Gold Segment:
	Shahuindo	11,177	7,563	1,852	1,762	230
	La Arena	22,088	17,442	4,227	419	10,456
Canada	Timmins (2)	21,056	22,480		(1,424)	3,174
Total Gold Segment		54,321	47,485	6,079	757	13,860
Other segment:
Canada	Pas Corp	—	—	121	(121)	122
Argentina	Navidad	—	—	—	—	7
Other	Other	—	—	161	(161)	1,017
Total		$253,699	$188,595	$49,334	$15,770	$44,868
(1)Includes payments for mineral properties, plant and equipment and amounts have been recast, and presented, for the three months ended March 31, 2019 to include payment of equipment leases.
(2)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

A reconciliation of segment mine operating earnings to the Company’s earnings before income taxes per the Condensed Interim Consolidated Income Statements is as follows:

	Three months ended March 31,
	2020	2019(1)(2)
Mine operating earnings (Note 21)	$50,058	$15,770

General and administrative	(6,588)	(5,935)
Exploration and project development	(2,427)	(1,850)
Mine care and maintenance	(16,024)	(3,447)
Foreign exchange losses	(1,843)	(2,960)
(Losses) gains on commodity and foreign currency contracts (Note 4d)	(8,823)	341
Gains on sale of mineral properties, plant and equipment	35	44
Share of (loss) income from associate and dilution gain (Note 9)	(2,929)	611
Transaction and integration costs	—	(1,403)
Other (expense) income	(1,303)	107
Earnings from operations	10,156	1,278

Gain on derivatives (Note 4d)	—	1,771
Investment (loss) income	(28,280)	12,285
Interest and finance expense (Note 18)	(6,391)	(4,724)
(Loss) earnings before income taxes	$(24,515)	$10,610
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.

At March 31, 2020
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$747,955	$161,823	$586,132
	La Colorada	221,973	47,154	174,819
Peru	Huaron	110,334	39,020	71,314
	Morococha	118,199	35,678	82,521
Bolivia	San Vicente	70,195	28,627	41,568
Argentina	Manantial Espejo	77,764	26,821	50,943
Guatemala	Escobal	290,087	18,630	271,457
Total Silver Segment		1,636,507	357,753	1,278,754
Gold Segment:
Peru	Shahuindo	571,157	152,508	418,649
	La Arena	281,639	88,786	192,853
Canada	Timmins	415,827	47,585	368,242
Total Gold Segment		1,268,623	288,879	979,744
Other segment:
Canada	Pas Corp	214,014	292,568	(78,554)
Argentina	Navidad	193,031	—	193,031
	Other	53,869	43,749	10,120
Total		$3,366,044	$982,949	$2,383,095

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

At December 31, 2019
Segment/Country	Mine	Assets	Liabilities	Net assets
Silver Segment:
Mexico	Dolores	$763,301	$137,396	$625,905
	La Colorada	223,416	46,476	176,940
Peru	Huaron	110,642	39,962	70,680
	Morococha	128,280	36,754	91,526
Bolivia	San Vicente	76,418	35,331	41,087
Argentina	Manantial Espejo	77,635	27,455	50,180
Guatemala	Escobal	293,178	19,340	273,838
Total Silver Segment		1,672,870	342,714	1,330,156
Gold Segment:
Peru	Shahuindo	600,096	162,821	437,275
	La Arena	282,978	90,472	192,506
Canada	Timmins	429,060	50,171	378,889
Total Gold Segment		1,312,134	303,464	1,008,670
Other segment:
Canada	Pas Corp	229,814	304,184	(74,370)
Argentina	Navidad	193,034	—	193,034
	Other	53,830	43,474	10,356
Total		$3,461,682	$993,836	$2,467,846

	Three months ended March 31,
Product Revenue	2020	2019(1)
Refined silver and gold	$281,686	$126,902
Zinc concentrate	18,962	41,805
Lead concentrate	34,549	47,844
Copper concentrate	10,205	20,988
Silver concentrate	13,026	16,160
Total	$358,428	$253,699
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
22. INCOME TAXES

Components of Income Tax Expense

	Three months ended March 31,
	2020	2019
Current income tax expense	$19,323	$14,295
Deferred income tax expense (recovery)	33,397	(7,005)
Income tax expense	$52,720	$7,290
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factor that impacted the effective tax rate for the three months ended March 31, 2020 was the devaluation of the Mexican Peso and the Peruvian Sol, which caused a significant decrease in the deductible tax attributes for operations in these countries. Other factors that impacted the effective tax rate for the three months ended March 31, 2020 and the comparable period for 2019 were changes in the recognition of certain deferred tax assets, changes in the

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2020 and December 31, 2019, and for the
three month period ended March 31, 2020 and 2019
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

non-deductible portion of reclamation liabilities, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2020	2019(1)(2)
(Loss) earnings before taxes and non-controlling interests	$(24,515)	$10,610
Statutory Canadian income tax rate	27.00%	27.00%
Income tax (recovery) expense based on above rates	$(6,619)	$2,865
Increase (decrease) due to:
Non-deductible expenditures	2,096	911
Foreign tax rate differences	6,911	159
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	735	574
- Other deferred tax assets	24,172	(4,889)
Effect of other taxes paid (mining and withholding)	4,562	4,396
Effect of foreign exchange on tax expense	40,971	(3,780)
Non-taxable impact of foreign exchange	(17,632)	1,593
Change in non-deductible portion of reclamation liabilities	819	5,257
Change in opening temporary differences	(1,327)	156
Other	(1,968)	48
Income tax expense	$52,720	$7,290
Effective income tax rate	(215.05)%	68.71%
(1)Includes amounts previously included in discontinued operations which have been recast, and presented, for the three months ended March 31, 2019 in continuing operations as a result of Timmins no longer being classified as held for sale.
(2)The bargain purchase gain recognized on the Tahoe Acquisition date was eliminated in the fourth quarter of 2019 and retrospectively adjusted from the Company's results, for the three months ended March 31, 2019, as a result of changes in the assessed fair values of assets acquired.
23. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2019, there have been no significant changes to these contractual obligations and commitments.
24. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services.
Related party transactions with Maverix have been disclosed in Note 9 of these condensed interim consolidated financial statements. These transactions are in the normal course of operations and are measured at fair value, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	27